FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies

Nature of business
FSB Premier Wealth Management, Inc. (the Company), formerly known as FSB Warner Financial, Inc., conducts business as a broker-dealer in securities and as a registered investment advisor. The Company primarily serves individual and institutional customers in Iowa and has an office in Iowa.

The Company is a wholly-owned subsidiary of FSB Financial Services, Inc. (the Parent). Farmers State Bank (the Bank) is a commercial bank and a wholly-owned subsidiary of the Parent. The Company has certain transactions with the Bank (see Notes 5 and 8).

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents
Cash and cash equivalents consist of cash held in bank accounts and money market funds.

Concentrations of credit risk
The Company's cash is on deposit at one financial institution, Farmers State Bank, and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Marketable securities owned
Marketable securities owned are carried at fair value. Unrealized gains and losses are included in earnings of the reporting period.

Furniture and equipment
Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated by the straight-line method over estimated useful lives of 3 to 5 years.

Income taxes
The Company files consolidated income tax returns with its Parent, an S Corporation. As an S Corporation, the consolidated items of taxable income and expense are reported by the Parent's stockholders, and the Company is not generally subject to income tax.

At December 31, 2019, the Parent's income tax returns for the years 2016 through 2019 remain open for possible examination by the Internal Revenue Service and state taxing authorities. Management does not expect any material adjustments to the Company's income tax balances should these returns be examined.

Notes to Financial Statements

Note 1.   Summary of significant accounting policies (continued)

GAAP requires the Company to evaluate and disclose any uncertain tax positions that could have an effect on the financial statements. At December 31, 2019, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained upon examination by the applicable tax authorities.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue recognition
Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in a contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Allowance for doubtful accounts
The Company believes that amounts due from its clearing organization are fully collectible; thus an allowance for doubtful accounts was not considered necessary at December 31, 2019.

Note 2.   Receivable from clearing organization

Receivable from clearing organization consists of the following as of December 31, 2019.

Commissions	$	6,212
Clearing deposit		40,000
Total	$	46,212

Note 3.   Marketable securities owned

Marketable securities owned as of December 31, 2019 consist of exchange-traded corporate equities held for investment at fair values.

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect Company estimates of assumptions that market participants would use in pricing the asset. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 3.   Marketable securities owned (continued)

When available, the Company uses quoted market prices in active markets to determine the fair value of securities. Such instruments are classified within Level 1 of the fair value hierarchy. Examples include exchange-traded equity securities. At December 31, 2019, all marketable securities were classified as Level 1.

Note 4.   Net capital requirements

The Company is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). The Company is required to maintain minimum net capital, as defined, of the greater of 6 2/3% of aggregate indebtedness or $50,000. At December 31, 2019, 6 2/3% of aggregated indebtedness was $16,186. Additionally, the Company's net capital was $391,493 which was $341,493 in excess of the required net capital of $50,000. Rule 15c3-1 also provides that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company's percentage of aggregate indebtedness to net capital was 62.02%.

Note 5.   Operating leases

On January 1, 2019, the Company adopted ASU 2016-02 *Leases*, which requires the recognition of lease assets (right-of-use) and lease liabilities (liability to make lease payments) by lessees for those currently classified as operating leases. This adoption did not have a material impact on the Company's statement of financial condition.

The Company's primary office facilities are located in a building owned by the Bank. The Company leases this space from the Bank on a month-to-month basis. Rent expense to this related party for the year ended December 31, 2019 was $13,770.

Note 6.   Off-balance sheet risk

As discussed in Note 1, the Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer, RBC Capital Markets. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 7.   Employee benefit plan

On January 1, 2015, the Company and the Bank merged their employee benefit plans. The qualified plan has a 401(k) deferred compensation provision covering all employees who have met certain eligibility requirements and includes a matching contribution of employee deferrals up to 4.0% of employee compensation. The profit-sharing plan provides for discretionary contributions by the Company in such amounts as the Board of Directors may determine. For the year ended December 31, 2019, the Company estimated a profit sharing contribution of 5.0% of employee compensation. Total contribution expense was $42,330 for the year ended December 31, 2019.

FSB PREMIER WEALTH MANAGEMENT, INC.

Notes to Financial Statements

Note 8.   Related party transactions

The Bank provides the Company with accounting and human resource oversight. Salary expense for these services to this related party for the year ended December 31, 2019 was $35,230. Also, employees of the Bank provide brokerage advisor services and earn commission for the Company. For the year ended December 31, 2019, commission expense paid to the related party was $312,100, which was included in the employee compensation and benefits expense on the Statement of Income. In 2017, the Company entered into an Advisory Services agreement for the Farmers State Bank 401K and Profit Sharing Plan. The Company received $10,000 from the Bank for the services provided in 2019.

The Company maintains its short-term operating funds on deposit with the Bank and these funds totaled $55,120 at December 31, 2019. Also, the Company has a credit card with the Bank which had no balance due at December 31, 2019.

Note 9. Revenues

Commission revenue
Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution, and marketing, or any combination thereof, of investment products to such clients as single performance obligation to the product sponsors. Mutual fund trailer fee income is recognized when payment is received.

Total commissions revenue disaggregated by investment product category is as follows:

Life Insurance – sales	$	132,191
Mutual Funds – sales & trails		78,271
Equities – sales		26,722
Variable Annuities – sales & trails		86,460
Total commission revenue	$	323,644

Investment Advisory Fees
Investment advisory fees represent amounts charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and recommendations. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

Net trading and investment gains
Net trading and investment gains primarily includes mark-to-market gains and losses on assets held by the Company and other miscellaneous revenues.

Interest and dividend income
The Company earns interest and dividend income from client margin accounts and cash equivalents, net of operating expense.